EXHIBIT 21
SUBSIDIARIES OF FPL GROUP, INC.
	Subsidiary	State or Jurisdiction of Incorporation

1.	Florida Power & Light Company (100%-owned)	Florida
2.	FPL Group Capital Inc (100%-owned)	Florida
3.	FPL Energy, LLC (a)	Delaware
4.	Bay Loan and Investment Bank (a)	Rhode Island
5.	Palms Insurance Company, Limited (a)	Cayman Islands
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(a)	100%-owned subsidiary of FPL Group Capital Inc